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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended February 15, 2002


               AYOTTE MUSIC INC.                            000-30683
-----------------------------------------------     ----------------------------
(Translation of Registrant's name into English)           SEC File No.

                 2060 Pine Street, Vancouver, BC, Canada V6J 4P8
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

          Form 20-F     X                        Form 40-F
                     -------                                --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

             Yes                                  No     X
                  --------                            -------

On February 15, 2002 - Ayotte Music Inc. (the "Company") announced that in conjunction with its previously announced reverse take-over transaction with Verb Exchange Inc. ("Verb"), it is undertaking a private placement of up to 4,500,000 special warrants at $0.16 per special warrant, for proceeds of $720,000. Each special warrant will entitle the holder to acquire one common share of the Company and one share purchase warrant. Each share purchase warrant will entitle the holder to acquire an additional common share of the Company at $0.16 for a period of one year from the closing date of the financing. The private placement will be completed by directors and officers of the Company, together with members of their families, close friends and other eligible sophisticated purchasers.

The proceeds of the private placement are intended to be advanced by the Company to Verb under Verb's existing credit facility with the Company, against Verb's monthly cash flow budget.

The Company has agreed to file a prospectus qualifying the issuance of the shares and warrants on exercise of the Special Warrants. If receipts for the final prospectus are not received within 120 days of the closing date, the special warrants will be convertible into 1.1 common shares and 1.1 share purchase warrants.

The private placement and the advance of the proceeds to Verb are subject to the prior approval of the Canadian Venture Exchange.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this News Release.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 AYOTTE MUSIC INC.
                                                 (Registrant)



Date:  March 15, 2002                       By:    /s/    Don Mazankowski
                                                 -------------------------------
                                                 General Manager



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